KOFF, CORN & BERGER, P.C.
                                ATTORNEYS AT LAW                       TELEPHONE
DOUGLAS B. KOFF            303 EAST SEVENTEENTH AVENUE              303.861.1166
                                    SUITE 940
                           DENVER, COLORADO 80203-1262                 FACSIMILE
                                                                    303.861.0601

                                                                          E-MAIL
                                                               dkoff@wckblaw.com


                                November 10, 2006


Ms. Pamela A. Long
Assistant Director, Division of Corporation Finance
United States Securities and Exchange Commission
100 "F" Street N.E.
Washington, D.C.  20549

     Re:  OraLabs Holding Corp.;
          Preliminary Proxy Statement on Schedule 14A, filed October 13, 2006; SEC File No. 000-23039
          Our File No. 5671.039

Dear Ms. Long:

     This letter is submitted on behalf of OraLabs Holding Corp. (the "Company") in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company's Preliminary Proxy Statement on Schedule 14A (filed on October 13, 2006, File No. 000-23039) (the "Proxy Statement"), as set forth in your letter to Gary H. Schlatter dated October 27, 2006 (the "Comment Letter").

     For reference purposes, the text of your letter dated October 27, 2006 has been reproduced below in italics with responses below each numbered comment. Two marked copies of the revised Preliminary Proxy Statement are being sent to both Mr. Andrew Schoeffler (Staff Attorney) and Mr. Al Pavot (Staff Accountant) by overnight delivery. All capitalized terms used in this letter and not defined have the same meanings that are specified in the Proxy Statement.

General
-------

1. We note that you intend to reincorporate in the State of Delaware and that each share of OraLabs Holding Corp. common stock will be automatically converted into a share of Delaware Company Common Stock. Please advise us as to the consideration you have given to registering these shares of Delaware Company Common Stock under the Securities Act. Please see interpretation B.25 of the July 1997 Manual of Publicly Available Telephone Interpretations.

     We have reviewed interpretation B.25 of the July 1997 Manual of Publicly Available Telephone Interpretations ("Interpretation"), and believe that registering the shares of the Delaware Company Common Stock under the Securities Act is not required for the reasons set forth below.

     First, this situation is distinguishable from the Interpretation:

     o The Interpretation focuses upon Section 251(g) of the Delaware General Corporation Law, which deals with the merger of one Delaware company into another. Partner Success Holdings Limited ("PSHL") is a British Virgin Islands corporation, and OraLabs Holding Corp. ("OraLabs") is a Colorado corporation that is reincorporating in Delaware subject to shareholder approval. Therefore, this is not a transaction subject to, or conducted in accordance with, Delaware Section 251(g).

     o The Interpretation states that the purpose of the reorganization was to obtain more favorable tax treatment for the acquisition. OraLabs is not seeking more favorable tax treatment as a basis for the change of domicile. The principal reason for reincorporating in Delaware is to provide greater certainty with respect to corporate law matters. As the Staff is aware, the Delaware General Corporation Law, and related case law, constitutes one of the most advanced and developed bodies of corporate laws in the United States. Supplementally we note, in response to statements by the Staff as to the level of disclosure contained in the Preliminary Proxy Statement with respect to the proposed reincorporation in Delaware, that a robust discussion of the advantages and disadvantages of the proposed change in domicile is required under the proxy rules. We consider the substance of the disclosure appropriate in that regard and the purpose and result limited to compliance with the Company's disclosure obligations.

     o The Interpretation states that the reorganization was linked to an acquisition transaction with a third party (i.e., its consummation was a condition to closing with respect to the acquisition agreement). Although approval of reincorporation by the shareholders is conditional upon approval of the merger, it was structured this way purely as a timing matter in order to preclude a change of domicile if the underlying merger with PSHL were not approved. In such event, OraLabs wishes to retain complete flexibility to pursue other alternative strategies or to maintain the status quo.

     Second, the move from Colorado to Delaware is a simple change in domicile. Each OraLabs shareholder will receive a share in the Delaware company for each share held in the Colorado company. It has been the SEC's position for many years that this type of transaction is exempt under Section 3(a)(9) of the Securities Act of 1933, as amended ("Securities Act"), because there is no consideration or remuneration being paid to the shareholders in connection with the exchange or in soliciting their approval. Further, we believe that the transaction is consistent with the carve-out in Rule 145(a)(2) adopted under the Securities Act (i.e., this is purely related to a change in domicile to Delaware).

     Third, the change of domicile is being effected now simply as a matter of convenience, specifically timing and cost, for the Company and its shareholders. Voting on the change of domicile now is practical; it is cost-efficient given the Company's current proxy process. Moreover, it avoids the need for the Company to call a second meeting of the shareholders following the consummation of the transaction with PSHL and incurring the additional costs associated with preparing and filing another proxy statement and holding another shareholders' meeting. Surely the Company can do this; but it would be unnecessary and burdensome to do so.

     For the reasons set forth above, we respectfully submit that the proposed share exchange to be effected in connection with the change of domicile from Colorado to Delaware qualifies for the exemption from registration provided by Section 3(a)(9) of the Securities Act and Rule 415(a)(2) promulgated thereunder and, therefore, registration of the Delaware Company Common Stock is not required. In light of the foregoing, each existing holder of OraLabs' freely-trading, unrestricted Colorado common stock will receive, upon exchange, an unrestricted Delaware share; each holder of OraLabs' Colorado common stock that is subject to restrictions upon transfer prior to the time of exchange will receive a Delaware share subject to the same restrictions.

2. We note your response to comment 8 of our letter dated September 18, 2006 and reissue this comment. In this regard, please advise us of the facts you are relying upon to support the exemption referenced in your response.

     OraLabs is relying upon the exemption provided by Regulation S under the Securities Act in making its determination that securities issued to the PSHL shareholders are not required to be registered under the Securities Act in connection with the transaction. In this regard, OraLabs believes that the securities being exchanged with the PSHL shareholders will be offered and sold in an "offshore transaction" as defined under Regulation
     S. The negotiations with PSHL's shareholders took place in Hong Kong and China. Further, PSHL has a limited number of shareholders, all six of whom are foreign nationals and none of whom is resident in the United States. In addition, there have been no "directed selling efforts" in the United States by OraLabs or any distributor (or any of their affiliates). The securities to be issued to the PSHL shareholders will contain the customary Regulation S "restrictive legend" and "stop transfer" instructions will be given to the Company's transfer agent to be entered into the stock transfer records of the Company. The securities will be subject to a one-year distribution compliance period in accordance with the requirements of Rule 903(b)(3). Further, each of the shareholders will be required to sign a customary Regulation S representation letter in which he or she acknowledges: (1) that the PSHL shareholder is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person or is a U.S. person who is purchasing securities in a transaction that does not require registration under the Securities Act; and (2) the PSHL shareholder will resell such securities only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration, and that the shareholder will not engage in hedging transactions with regard to such securities unless in compliance with the Securities Act.

Summary Term Sheet, page 4
--------------------------

3. We note your response to comment 7 of our letter dated September 18, 2006. We also note the statement in the fifth sentence of the first introductory paragraph that certain information is incorporated by reference. Please delete this statement, as the information is disclosed in your filing. Please also comply with this comment in the first paragraph under the heading "Summary" on page 12. Finally, we note language in the "Financial Statements" section that the financial statements "follow the final text of this Proxy Statement." This may suggest that the financial information is not actually a part of the proxy statement. Please revise to remove the implication. We will not object if you simply direct readers to the appropriate appendix where they may access the financial information.

     Comment followed.

PSHL Business, page 16
----------------------

4. We note your response to comment 26 of our letter dated September 18, 2006 and we reissue this comment with respect to the fourth sentence. In this regard, please advise us as to whether you funded or were otherwise affiliated with any source.

     Certain of the industry data quoted in the Proxy Statement was sourced from the China Metallurgical Industry Planning & Research Institute (Website: www.metal.net.cn). PSHL has not paid or funded any of the research nor is PSHL or its subsidiary, Shanghai Chengtong Precision Strip Co., Limited, affiliated with the China Metallurgical Industry Planning & Research Institute. Revisions have been made in the proxy statement in response to this comment.

Regulation, page 19
-------------------

5. Please disclose your costs with respect to complying with the environmental laws. See Item 101(b)(11) of Regulation S-B.

     The Company's costs for compliance with existing environmental regulations are not material and, therefore, no disclosure is required in the OraLabs Proxy Statement. In the normal course of its operations, the Company has designed its plant and operations so as to avoid the discharge of any materials into the environment in violation of any existing environmental regulations.

Raw Materials, page 22
----------------------

6. We note the disclosure in the last sentence of the first paragraph. Please elaborate on how the companies' respective rights were determined.

     We are assuming that this Comment is in reference to the intellectual property right (`Environment-Conscious Mill Bearing with Inner Circulation Lubricant) jointly developed by Chengtong Precision and Shanghai Te'an-Yikai Bearing Co., Limited. Under the agreement between Chengtong Precision and Shanghai Te'an-Yikai Bearing Co., Limited, it was agreed that Shanghai Te'an-Yikai Bearing Co., Limited would retain the property right to the technology while Chengtong Precision has the exclusive right to the application of the technology.

Background of the Proposed Transactions, page 46
------------------------------------------------

7. We note your response to comment 45 of our letter dated September 18, 2006 and reissue this comment with respect to the identity of the representative. Please also elaborate on the role of Mr. Eddie Wong, including his affiliation with the parties.

     The identity of the representative who contacted the non-employee directors in late 2003 and 2004 is Harry Zhang.

     Mr. Eddie Wong, a Hong Kong resident, has been a director of Belmont Capital Group Limited ("Belmont") since August 2001. In September 2005 he became aware that PSHL was interested in pursuing a listing in the United States by way of a reverse merger. He arranged an introductory meeting between Belmont (represented by Tracy Hung Wan and Mr. Wong) and PSHL (represented by Mr. Wo Hing Li).

     Following a number of meetings between Belmont and PSHL to discuss the reverse merger process, capital raising and accounting issues (differences in generally accepted accounting principles in the United States and the
     PRC), Belmont entered into a Consulting Agreement with PSHL in November
     2005.

     As compensation for his efforts in bringing the consulting business to Belmont and for on-going liaison services that he will have to render between Belmont and PSHL, Belmont agreed to pay a referral fee to Mr. Eddie Wong's personal investment and service company, Edwon Inc. Appropriate revisions have been made in the proxy statement to identify Mr. Wong, and to note that he is affiliated with Belmont but not with PSHL.

8. We note your response to comment 47 of our letter dated September 18, 2006 and we reissue this comment. In this regard, we note the statement in the last sentence of your response. Please be advised that you should discuss all significant issues, regardless of whether an issue is "unique" to your transaction.

     All significant issues that were negotiated by the parties with respect to the Stock Exchange Agreement are discussed in the Proxy Statement. The balance of the negotiations concerned the text of provisions that are typically included in transactions of this type, such as the contents of representations made by the parties, conditions to closing, etc. The word "unique" in the previous response letter to the Staff's comments (the word was not used in the proxy statement) should have been modified to make the response to comment 47 clear.

Opinion of Financial Advisor..., page 54
----------------------------------------

9. Please provide us with copies of all information Capitalink provided to the special committee and board of directors, including any "board books" and summaries of oral presentations. Pleas also provide us with a copy of the projections discussed in comment 60 of our letter dated September 18, 2006.

     We are providing the Staff separately, as supplemental information, with a copy of the bound presentation book dated July 19, 2006 that was provided to the Special Committee and Board of Directors. The projections are not a separate document but are included in several places within the presentation book (see pages 36, 67 and 71-72).

10. Please disclose in your filing your responses to comments 57 and 58 of our letter dated September 18, 2006 and the second paragraph of your response to comment 60 of our letter dated September 18, 2006.

     Comment followed.

Proposal 7, Election of Directors, page 90
------------------------------------------

11. We note your response to comment 63 of our letter dated September 18, 2006 and the revised disclosure in the first, second and third paragraphs. Please disclose whether PSHL plans to continue your company's current practices with respect to these corporate governance matters.

     PSHL intends to fully comply with NASDAQ corporate governance requirements. In this regard, PSHL intends to establish a nominating and compensation committee composed of the independent directors. Further, PSHL will have an audit committee composed of its three independent non-executive directors in compliance with NASDAQ rules. Appropriate revisions have been made in the proxy statement to reflect these matters.

Financial Statements
--------------------

12. Additional comments may be forthcoming after the June 30, 2006 PSHL financial statements are included.

     PSHL's audited financial statements for June 30, 2006 are included in the amended proxy statement.

13. As previously requested in comment 64 of our letter September 18, 2006, please also add the required disclosure in a footnote to the pro forma financial statements.

     Comment followed.

14. Regarding comment 67 of our letter dated September 18, 2006, it does not appear appropriate to classify the cash given to Shanghai Tuorong as an asset of PSHL. In this regard, we note that Shanghai Tuorong has no legal obligation to repay the funds and that the cash has apparently been spent on Shanghai property that is not legally owned by PSHL. If Shanghai Tuorong is owned by stockholders of PSHL, then it appears that the cash paid to Shanghai Tuorong may be classified as dividend distributions (reductions in retained earnings) in PSHL's historical financial statements. If the land-use rights are subsequently transferred by Shanghai Tuorong to PSHL, then that transaction may be recognized as an asset acquisition and a corresponding capital contribution in PSHL's financial statements. Please revise the historical and pro form financial statements.

     The Registrant does not believe that it is appropriate to make the change requested by the Staff. Prior to the actual official establishment of Shanghai Chengtong Precision Strip Co., Limited ("Shanghai Chengtong") in July 2002, various contracts for construction of the existing factory, plant and machineries had to be purchased to avoid delays in installing them in the factory. Shanghai Tuorong Precision Strip Co., Limited ("Shanghai Tuorong ") had to execute certain such contracts/agreements as agent for and on behalf of Shanghai Chengtong. Such financial commitments were for the benefit of and executed for and on behalf of Shanghai Chengtong. As a consequence, cash advanced to Shanghai Tuorong was directly associated with the financial commitments undertaken as an agent on behalf of Shanghai Chengtong and was booked as an asset of Shanghai Chengtong.

     Although the land use right belongs to Shanghai Tuorong, the production facilities (existing and Phase 2 facilities) were paid for and are owned by Shanghai Chengtong. The cost of the land use right remains with Shanghai Tuorong and is not accounted for in Shanghai Chengtong. Shanghai Tuorong has allowed Shanghai Chengtong to build on the parcel of land covered by the land use right at annual rental of $1. Where cash advances had been made to Shanghai Tuorong, the cash advances were reflected as payments for construction costs and/or purchases of plant and machinery (which Shanghai Tuorong had committed as agent for an on behalf of Shanghai Chengtong) rather than as advances to Shanghai Tuorong. The machinery, equipment and building are all assets of PSHL.

     Additional Response by the Company
     ----------------------------------

     In connection with the completion of the audit for the fiscal year ended June 30, 2006, PSHL has further reviewed its response to the comment numbered 66 in the October 13, 2006 response letter to the Staff and desires to supplement that response with the following information.

     Upon further reflection and analysis, PSHL's management has determined that PSHL has another material book vs. tax timing difference. PSHL files for income tax reporting purposes with the PRC on the cash basis of accounting. For GAAP reporting purposes, the Company reports income and expenses on the accrual basis. As of June 30, 2006, the Company had utilized all of its 100% tax holiday, resulting in any timing differences reversing within the next three years being taxed at 50% of the statutory rate of 27%. Therefore, it was necessary for the Company to record a deferred income tax liability and offsetting deferred income tax expense of $1,535,203 as of June 30, 2006.

     Since the primary differences between the cash and accrual basis are accounts receivable and accounts payable, management believes that any timing differences at March 31, 2006, would have reversed during the three months ended June 30, 2006. Management believes that any timing differences reversing before June 30, 2006 would not require a deferred income tax accrual as the Company was subject to a 100% tax holiday through June 30, 2006.

     Annual Meeting Requirement - Timing Considerations
     --------------------------------------------------

     As previously mentioned to the Staff, OraLabs is required to hold its annual shareholder meeting by December 31 in order to comply with NASDAQ rules and avoid delisting of its common stock. To comply with its corporate governance documents, OraLabs must mail the proxy materials to its shareholders at least thirty days before the meeting. We have alerted NASDAQ to the Company's timing situation with respect to the Proxy Statement.

     We appreciate the Staff's prompt response to the initial and the amended filings of the Preliminary Proxy Statement, and recognize that the Staff bears no responsibility for the tight time schedule in which the Company finds itself. To the extent that the Staff has comments to these responses or to the accompanying filing, we would appreciate prompt communication thereof so that the year-end deadline can be met.

                                                       Very truly yours,

                                                       KOFF, CORN & BERGER, P.C.

                                                       /s/ Douglas B. Koff

                                                       Douglas B. Koff

DBK\gm

cc:  Henry F. Schlueter, Esq., Schlueter & Associates, P.C.
     Barbara A. Jones, Esq., Kirkpatrick & Lockhart Nicholson Graham LLP Capitalink, L.C.
     Charles Gray
     OraLabs Board of Directors